CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

August 24, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Attention: James O’Connor / Anthony Burak

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp. Registration Statement on Form N-2 (File No. 333-212436)

Dear Messrs. O’Connor and Burak:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 21, 2016 and August 17, 2016, regarding the Company’s Registration Statement on Form N-2 (File No. 333- 212436) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.	On page 2, please more fully describe the nature of the kinds of SMBs to which the Company lends. For example, please explain why is the Company is dependent on real estate collateral.

Response: The Company advises the Staff that it invests in a wide range of “small businesses,” as defined by SBA regulations. As an SBA 7(a) lender, under SBA regulations, the Company is required to consider the nature and value of collateral provided to support SBA loans. The Company generally considers real estate to be a relatively desirable form of collateral, regardless of borrower’s business type. On pages 65 and 86, the Company has provided a list of our loans to SMBs, distributed by primary collateral type. On page 105, the Company provides NSBF’s investments by industry type.

2.	On page 3, please provide a chart that shows and includes an explanation of the purpose of each consolidated company, controlled company, and other entity in which the Company invests.

Response: The Company has included footnotes with the previously provided chart.

3.	On page 4, please discuss the extent to which NSBF is leveraged.

Response: The Company advises the Staff that, as of June 30, 2016, NSBF had $7,850,000 and $17,200,000 outstanding under unguaranteed and guaranteed lines of credit, respectively. The Company discusses NSBF’s leverage in detail in the Management’s Discussion and Analysis of Financial Condition. The Company has added the following disclosure on page 4:

NSBF supports its lending activities with lines of credit for its unguaranteed and guaranteed portions of SBA 7(a) Loans, which, as of June 30, 2016, had outstanding balances of $7,850,000 and $17,200,000, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources – Capital One Facility.”

4.	On page 4, please discuss the extent to which NBC engages in receivables financing.

Response: The Company advises the Staff that NBC is a portfolio company that provides financing services to businesses through receivables financing and, beginning in 2015, originates loans under the U.S. Small Business Administration’s (“SBA”) 504 loans program.  NBC also provides billing and accounts receivable maintenance services to businesses, as well as inventory financing services to businesses via prime plus interest lending based on eligible inventory balances. The Company has revised the disclosure to reflect the information above.

5.	On page 5, please discuss the services provided by valuation firms.

Response: The Company has revised final two sentences of the second paragraph under the caption “Controlled Portfolio Companies” on page 5 to read as follows:

In addition, the Company has engaged third party valuation firms to provide valuation consulting services for the valuation of certain of our controlled portfolio companies for which there is not a readily available market value. Specifically, the Board has directed the Company to engage independent valuation firms to assist in valuing certain portfolio investments without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. See “Critical Accounting and Estimates – Fair Value Measurement.” Please refer to the response to Comment 37, below.

6.	On page 5, please describe the Capco program, and why such entities are certified. Please clarify the difference between Capcos and controlled portfolio companies.

Response: The Company added the following disclosure on page 5 regarding Capcos:

Certified capital companies, or “Capcos,” are companies that Newtek created pursuant to state-sponsored programs, which are designed to encourage investment in small and new businesses and to create economic activity and jobs in designated geographic areas. See “Business – Organizational Overview – Certified Capital Companies (Capcos).”

The Company has added the following disclosure on page 108-109:

Under state-created Capco programs, states provides a Capco with tax credits generally equal to the amount of funds the Capco raises from insurance company investors. The Capcos then issue the tax credits to its investors – a process which is designed to reduce the Capco’s investors’ state tax liabilities. In exchange for receiving the tax credits, the Capco is obligated to invest the funds raised in certain qualified businesses, which generally are defined by statute to include only businesses that meet certain criteria related to the size, location, number of employees, and other characteristics of the business. If a Capco fails to comply with the performance requirements of each state’s different Capco program, the tax credits are subject to forfeiture.

Under state law, a Capco that has invested in qualified businesses an amount equal to 100% of its initial certified capital, it is able to decertify (i.e., terminate its status as a Capco) and no longer be subject to any state Capco regulation. Upon voluntary decertification, the programs in about half of the states require that a Capco share any distributions to its equity holders with the state sponsoring the Capco. For those states that require a share of distributions, the sharing percentages vary, but are generally from 10% to 30%, usually on distributions above a specified internal rate of return for the equity owners of the Capco.

Based on the above and that the Capcos were formed to make investments in businesses, the entities were determined to be investment companies and are therefore consolidated subsidiaries of Newtek.

7.	On page 5, please describe how a Capco creates tax credits.

Response: Please refer to the response to Comment 6, above.

8.	On page 6, please define the phrase “enterprise valuation cushion,” or substitute a plain English phrase.

Response: The Company has revised the sentence to read as follows:

Further, we believe that such companies generally possess conservative capital structures with significantly less debt to equity, as compared to larger companies with more financing options.

9.	Regarding pages 8, 13, 33, and 39, please explain why the SMB balance sheet includes primarily real estate? Please also describe the types of companies in which NSBF primarily lends.

Response: Please refer to the response to Comment 1, above.

10.	Regarding page 9, please describe whether or not it is likely that significant book /tax differences will exist. Please disclose whether the Company may make distributions in excess of GAAP earnings and profits - returns of paid-in capital net of Company fees and expenses.

Response: The Company advises the Staff that significant book to tax differences may exist primarily due to changes in valuation of investments. We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. The quarterly distributions, if any, will be determined by our Board. The distributions we pay to our stockholders in a year may exceed our taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The specific tax characteristics of our distributions will be reported to stockholders after the end of the calendar year.

11.	On page 11, please revise the 5th bullet point to read as follows: “We will be subject to corporate-level income tax if we are unable to qualify as a RIC or are unable to make the distributions required to maintain RIC tax treatment.”

Response: The Company as revised the disclosure accordingly.

12.	Before page 12 and on page 38, please explain what bank sponsorship is and why it is required by NMS.

Response: The Company has revised the disclosures on pages 4 and 39, respectively, as follows:

Page 4, the following was added as the last sentence to the first paragraph under the caption “Controlled Portfolio Companies”:

For example, NMS has entered into agreements with two chartered banks (“bank sponsorships”), which allow NMS to access the Visa® and MasterCard® networks in order to process bankcard transactions.

Pages 39 and 40, the following language has been added to the first paragraph under the caption “We could be adversely affected if either of NMS’ two bank sponsors is terminated”:

A Bank sponsorship is an agreement under which a financial institution that has a membership with MasterCard®, Visa® or American Express® sponsors an independent sales organization, like NMS, that accepts sales payments from credit card companies, and gain access the Visa®, MasterCard®, and American Express® networks.

13.	On page 14, please reference the ongoing UPS litigation.

Response: The first bullet point under the caption “Legal Proceedings – Portfolio Companies” has been revised as follows:

Our portfolio companies may, from time to time, be involved in various legal matters, including a currently pending case - Federal Trade Commission v. WV Universal Management, LLC et al., which may have an adverse effect on their operations and/or financial condition.

The Company advises the Staff that Federal Trade Commission v. WV Universal Management, LLC et al. is discussed in detail in “Recent Developments.”

14.	Please include the discussion of risks related to Capcos on page 14 in the initial disclosure regarding the Capcos. On pages 14, 45, and 46, please better describe the nature and purpose of Capcos.

Response: The Company has revised the disclosure. Please refer to the Company’s response to Comment 6, above.

15.	On page 17, please remove or revise footnote 8 to eliminate possible redundancy with footnote 3.

Response: The Company has revised footnote 8 to provide that “other expenses” consist of stock transfer agent fees related to the Company’s dividend reinvestment plan.

16.	On page 21, please include a statement of financial highlights in the prospectus, calculated according to the Instructions to Item 4.1 of Form N-2.

Response: The Company revised the disclosure to provide a statement of financial highlights.

17.	On page 26, please revise the last sentence of the first paragraph under the caption “We will be subject to corporate-level income tax if we are unable to qualify as a RIC” as follows: To obtain and maintain our tax treatment as a RIC, we must meet certain source-of-income, asset diversification, and distribution requirements.

Response: The Company has revised the disclosure accordingly.

18.	On page 46 and throughout the document, to avoid confusion, please refer to Universal Processing Services of Wisconsin as “UPSW.”

Response: The Company has revised the disclosure accordingly.

19.	Regarding page 48, please describe the circumstance under which the Company would repurchase shares above NAV?

Response: The Company advises the Staff that the extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements, and other corporate considerations, as determined by the Company’s management team. The Company’s repurchasing activities will depend on, among other things, the fair value of the Company’s common stock and the other available capital deployment opportunities.

20.	On pages 49 and 231, it is the published position of the Staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(i), specifically, and of the 1940 Act generally. See Boulder Total Return Fund, Inc. (November 15, 2010). Please revise the disclosure to state explicitly that the Company will not amend its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act without a formal determination by the Board that doing so would be in the best interests of the stockholders and without the Company first notifying the staff.

Response: The Company has revised the disclosure accordingly.

21.	On page 57, please revise footnote 2, to provide that the high and low sales price to NAV is calculated as follows: “calculated as the respective high or low sales price divided by net asset value minus 1.”

Response: The Company has revised the disclosure accordingly.

22.	On page 59, to avoid confusion, please revise the first sentence to clarify that distributions in excess of current and accumulated earnings and profits are non-taxable returns of capital. Please also clarify that a return of capital is a return of a shareholders investment net of the Company's fees and expenses.

Response: The Company has revised the disclosure accordingly.

23.	On page 59, please briefly explain how a RIC is treated for tax purposes.

Response: The Company has added the following disclosure:

As a RIC, we generally will not be subject to corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends.

24.	On page 59, please explain whether the Company will be required to pay the 4% excise tax is if retains capital gains.

Response: The Company has revised the disclosure to clarify that a RIC is not subject to the 4% excise tax on capital gains amounts that are treated as deemed distributions to shareholders.

25.	On page 61, please explain whether Newtek Small Business Finance, LLC is NSBF.

Response: The Company has clarified that Newtek Small Business Finance, LLC is NSBF.

26.	Regarding page 61, please explain whether Newtek Small Business Finance is a securitization vehicle. Please provide a chart with an explanation of all the subsidiaries and controlled companies.

Response: The Company advises the Staff that NSBF is not a securitization vehicle. The Company has provided a chart and footnotes explaining the Company’s ownership of controlled portfolio companies and other entities. Please refer to the Company’s response to Comment 2, above.

27.	On page 63, please delete the phrase “of earnings” under the caption “Revenues.”

Response: The Company has revised the disclosure accordingly.

28.	Regarding 68, please provide more disclosure in the summary about the Company's securitization process.

Response: The Company has revised the disclosure under the caption “Small Business Finance Platform” on pages 3 and 4 by adding the following:

NSBF’s securitization process is as follows. After accumulating sufficient loans, the loans are transferred to a special purpose vehicle (a “Trust”), which in turn issues notes against the Trust’s assets in a private placement. The Trust’s primary source income for repaying the securitization notes is the cash flows generated from the unguaranteed portion of SBA 7(a) loans now owned by the Trust; principal on the securitization notes will be paid by cash flow in excess of that needed to pay various fees related to the operation of the Trust and interest on the debt. Securitization notes have an expected maturity of about five years, and the Trust is dissolved when the securitization notes are paid in full.

29.	On pages 73 and 77, please explain whether the disclosed lines of credit are extended to NSBF and NBS.

Response: The Company advises the Staff that NSBF has a guaranteed and an unguaranteed line of credit, as listed on pages 73 and 77. See the response to Comment 3, above. NBS had a term loan and a line of credit, but both were extinguished in June 2015. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Expenses – Interest Expense.”

30.	On page 78, please provide information about why a distribution in excess of basis occurred.

Response: The Company advises the Staff that it received distributions from one of its tax blocker subsidiaries which exceeded the tax blocker’s accumulated earnings and profits and Newtek’s basis in the tax blocker’s stock.

31.	On page 79, Please explain what reportable segments are. Please also describe why the Company will no longer have reportable segments. Please describe whether each segment represents a portfolio company.

Response: The Company advises the staff that, prior to the BDC Conversion, as an operating company, the Company was organized internally, primarily by the type of services provided, into six reportable segments. See the Company’s Registration on Form N-2, pages F-119 and F-121. Upon conversion to a BDC in November 2014, the Company determined that it has a single reporting segment and operating unit structure. The Company issues debt and makes equity investments in portfolio companies in various industries. The Company separately evaluates the performance of each of its lending and investment relationships. However, because each of these debt and equity investment relationships has similar business and economic characteristics, they have been aggregated into a single lending and investment segment.

The Company has clarified page 79 accordingly.

32.	On page 82, please explain what an FDIC serviced portfolio is.

Response: On page 82, the Company has defined the term “FDIC serviced portfolio” to mean the portfolio serviced by SBL, as a contractor, on behalf of the FDIC.

33.	Regarding page 84, please explain why the Company determined that there was an impairment of goodwill at the NBC reporting unit.

Response: The Company advises the Staff that, in performing Step 1 of the goodwill impairment test, the Company estimated the fair value of CDS based on a combination of an income approach, using a discounted cash flow analysis, and a market based approach, based on comparable public companies. Based on this analysis, it was determined that the carrying value of CDS, including goodwill, exceeded its fair value requiring the Company to perform Step 2 of the goodwill impairment test to measure the amount of impairment loss, if any. In performing Step 2 of the goodwill impairment test, the Company compared the implied fair value of the subsidiary’s goodwill to the carrying value of goodwill. The result of the Company’s analysis resulted in a goodwill impairment charge of $1,706,194. The Company has clarified the disclosure accordingly.

34.	On page 84, prepayment speed is often associated with MBS investing. Is the Company servicing mortgages and investing in mortgages and MBS? If so, to what extent do the Company and its subsidiaries invest in real estate loans and service real estate loans? If significant, the risks of this kind of loan portfolio and a business of mortgage servicing need to be clearly explained.

Response: The Company advises the Staff that it does not service or invest in mortgages.

35.	On page 93, please explain why NSBF maintains a credit facility. For example, does it utilize leverage to lend? Please more fully describe NSBF’s business needs.

Response: The Company advises the Staff that NSBF utilizes leverage to fund and originate SBA 7(a) loans via its credit facility with Capital One Bank and through its Securitization transactions. As a non-bank SBA lender, NSBF originates, sells and services loans for qualifying small businesses, which are partially guaranteed by the SBA.  The Company may sell the SBA guaranteed portion of such loans to third party investors and retain, sell or securitize the unguaranteed portion while continuing to service the loans.  Debt financing provides the cash needed to fund both the guaranteed and unguaranteed portions of the loans that NSBF originates. The Company has revised to disclosure to clarify how NSBF utilizes the credit facility.

36.	On page 96, please delete the first sentence of the second paragraph under the caption “Critical Accounting Policies and Estimates.”

Response: The Company has revised the disclosure accordingly.

37.	Regarding pages 96 and 97, please disclose how frequently and under what circumstances the Company consults with an independent valuation firm about its Level 3 assets. Please disclose whether the Company consults with an independent valuation firm in valuing all of its securities classified as Level 3. If not, please describe why.

Response: The Company advises the Staff that the Company’s Level 3 investments are valued at fair value as determined in good faith by the Board, based on input of management and the audit committee. Under the Company’s valuation policy and process, the Board determines in good faith the fair value of the Company’s portfolio. The Board may seek pricing information with respect to certain of our investments from pricing services or brokers or dealers in order to value such investments.

The Board’s valuation methods may include comparisons of the Company’s portfolio companies to peer companies that are public, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, discounted cash flow, the markets in which the portfolio company does business and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board will consider the pricing indicated by the external event to corroborate the private equity valuation.

The Board employs independent third party valuation firms for certain of the Company’s investments for which there is not a readily available market value. Specifically, the Board consults with an independent valuation firm on an annual basis to value its controlled portfolio companies, pursuant to the Company’s valuation policy and process described above. The company also uses a third party valuation firm to consult on an annual basis for the Company’s servicing asset valuation, pursuant to the Company’s valuation policy and process. The Company generally does not use an independent valuation consultant for controlled investments with values under $5.0 million.

38.	Regarding page 97, please describe whether there is market risk when an investment is not traded on a market.

Response: The Company advises the Staff that the Company’s valuation procedures take into account market risks. See the Company’s response to comment 37, above.

39.	On page 97, please describe how the Company qualifies as a RIC.

Response: The Company has revised the disclosure as follows:

To qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
o	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
o	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships”.

Additionally, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our ‘‘investment company taxable income,’’ which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

40.	On page 102, please better explain the technology-based business activities of the Company. Please describe whether, for example, the Company has software that identifies lending prospects to which NSBF then makes loan and cross sells, and whether there is an advantage over other small business lenders.

Response: The Company advises the Staff that the Company markets indirectly through referrals from our strategic alliance partners, using its patented NewTracker® referral system. The NewTracker® system provides for security and transparency between referring parties, and allows us and our alliance partners to review in real time the status of any referral as well as to provide real time compliance oversight by the respective alliance partner. The Company owns the NewTracker® patent, as well as all trademarks and other patented intellectual property used by us or our controlled portfolio companies.

41.	On page 102, please explain whether the Company makes online loans. Please also explain why the Company compares with alternative online lenders.

Response: The Company advises the Staff that it does not make online loans, however, online lenders are competitors of the Company’s lending businesses.

42.	On page 210, please revise the second sentence under the caption “Warrants and Options” to read as follows: “In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock, other than certain short-term rights or warrants, cannot exceed 25% of the BDC’s total outstanding shares of capital stock.”

Response: The Company has revised the disclosure accordingly.

43.	On page 211, please delete the clause “or emergency” in the first sentence on the page.

Response: The Company has revised the disclosure accordingly.

44.	On page 219, please disclose whether the Company has any OID income investments currently.

Response: The Company advises the Staff that it does not have any OID income investments. The Company has revised the disclosure accordingly.

45.	On page 235, in the last sentence, please replace the word “all” with “such.”

Response: The Company has revised the disclosure accordingly.

46.	On page 241, please explain whether the Company intends to issue global securities.

Response: The Company has revised the disclosure to state that the 7.00% Notes due 2021 and the 7.5% Notes due 2022 both were issued pursuant to a global note.

47.	Please update the registration statement to include the financial information reflected in the Company’s Form 10-Q for the quarter ended June 30, 2016.

Response: The Company has revised the disclosure accordingly.

48.	Please explain why the amounts for “Distribution by Borrower Credit Score” and “Distribution by Collateral Type” for the year ended December 31, 2014, on page 64 and 65, are different from the amounts for “Distribution by Borrower Credit Score” and “Distribution by Collateral Type” for the year ended December 31, 2014, on pages 84 and 85.

Response: The Company advises the Staff that the discussion on pages 64 and 65 is from our consolidated financial statements and included loans originated by NSBF and one of our Capco entities, Wilshire Louisiana Partners III, LLC, a consolidated subsidiary, which originated three loans in 2014. The discussion and tables on pages 84 and 85 relate to NSBF only.

49.	Please attach a report from the Company’s independent public accountant regarding the years ended December 31, 2012, 2011, 2010, and 2009.

Response: The Company has included Exhibit n.6, which incorporates by reference the report filed as Exhibit n.5 to the Company’s Registration Statement on Form N-2, No. 333-191499, filed November 3, 2014.

50.	Regarding the Consolidated Schedule of Investments on page 129, the Company has listed “Performing SBA Unguaranteed Investments.” Please confirm that all investments are listed, or provide a list of all investments.

Response: The Company confirms that all investments as of June 30, 2016 are listed in the schedule provided. The Company advises the Staff that, in addition to the “Performing SBA Unguaranteed Investments” beginning on page 129, the Company lists the “Non-Performing SBA Unguaranteed Investments” beginning on page 168, “Performing SBA Guaranteed Investments beginning on page 171, “Controlled Investments” on page 172, and “Non-control/Non-affiliate Investments” on page 173.

51.	On page 142, the investment “God Be Glorified Inc dba (*)GBG” appears to contain a footnote reference, but there is no accompanying footnote. Please provide a footnote or delete the reference.

Response: The Company has revised the disclosure to remove the “(*)” designation.

52.	On a going forward basis, when listing an investment in a money market fund in the schedule of investments, please provide: (i) the specific money market fund, (ii) the share class of the money market fund shares held, and (iii) the current yield.

Response: The Company undertakes to provide the requested information in its future filings.

53.	On a going forward basis, please provide the financial highlights in the format prescribed by the Instructions to Item 4.1 of Form N-2.

Response: The Company undertakes to provide the requested information in its future filings.

54.	Please confirm whether, as of the reporting date, the Company has any unfunded commitments. If so, please describe whether and how the Company could satisfy those commitments.

Response: The Company advises the Staff that, as of the reporting date, the Company has no unfunded commitments. However, should the Company enter into unfunded commitments in the future, the Company intends to maintain assets sufficient to cover any such unfunded commitment. The Company expects to fund any future unfunded commitments from advances from a credit facility, segregated assets or other sources consistent with SEC rules and regulations and related Staff interpretations.

55.	On page F-102, Note 6, please explain why there are no net realized gains shown from transactions with affiliated companies. The Company’s Statement of Operations shows Total investment income from controlled investments of $10,606,000.

Response: The Company advises the Staff that it did not include the net realized gains from controlled investments in the transactions with affiliated companies table because the gains reflected in the Statement of Operations were due to distributions from portfolio companies in excess of basis, and not due to a sale of portfolio company interests.

56.	On a supplemental basis, regarding Note 16 on page F-112, please describe whether the Company believes that it will qualify as a RIC.

Response: Although there can be no assurances, the Company believes that it will qualify for tax treatment as a RIC for the taxable year ended December 31, 2015. As of that time, the Company had distributed approximately 95% of its “investment company taxable income.” The Company also believes that, as of December 31, 2015, it met the source-of-income, diversification, and other requirements applicable to RICs.

57.	Please provide the financial information of Universal Processing Services of Wisconsin, LLC, including a consent from the subsidiary’s accountants.

Response: The Company has provided the requested financial information for Universal Processing Services of Wisconsin, LLC.

* * *

In connection with the submission of the responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus